                                    FORM 11-K

               [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1995

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____ to _____

Commission file number 1-9184


               NEWMONT GOLD COMPANY HOURLY RETIREMENT SAVINGS PLAN
               ---------------------------------------------------
                                 (Title of Plan)

                              NEWMONT GOLD COMPANY
                              --------------------
                             (Issuer of Securities)

                   1700 Lincoln Street, Denver, Colorado 80203
                   -------------------------------------------
                          (Principal Executive Office)

                              ARTHUR ANDERSEN LLP









              NEWMONT GOLD COMPANY HOURLY RETIREMENT SAVINGS PLAN

              FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                  AS OF DECEMBER 31, 1995 AND 1994
              TOGETHER WITH REPORT OF INDEPENDENT
                  PUBLIC ACCOUNTANTS

               NEWMONT GOLD COMPANY HOURLY RETIREMENT SAVINGS PLAN


                        INDEX TO FINANCIAL STATEMENTS AND

                             SUPPLEMENTAL SCHEDULES



                                                                        Page(s)
                                                                        -------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                   1

FINANCIAL STATEMENTS:
    Statement of Net Assets Available for Plan Benefits,
       with Fund Information, as of December 31, 1995                      2

    Statement of Net Assets Available for Plan Benefits,
       with Fund Information, as of December 31, 1994                      3

    Statement of Changes in Net Assets Available for
       Plan Benefits, with Fund Information, for the Year
       Ended December 31, 1995                                            4-5

NOTES TO FINANCIAL STATEMENTS                                             6-11

SCHEDULES SUPPORTING FINANCIAL STATEMENTS:
    Schedule I--Item 27a--Schedule of Assets Held for
       Investment Purposes as of December 31, 1995                        12

    Schedule II--Item 27d--Schedule of Reportable Transactions
       January 1, 1995 through December 31, 1995                         13-14

                              ARTHUR ANDERSEN LLP



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants and Administration Committee of the Newmont Gold Company Hourly Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the NEWMONT GOLD COMPANY HOURLY RETIREMENT SAVINGS PLAN as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for plan benefits, for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                            ARTHUR ANDERSEN LLP


                                            /s/ ARTHUR ANDERSEN LLP
                                            ----------------------------


Denver, Colorado,
  June 25, 1996.

               NEWMONT GOLD COMPANY HOURLY RETIREMENT SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1995


                                          Non-Participant
                                              Directed                              Participant Directed
                                          ---------------- ------------------------------------------------------------------------

                                                                           Neuberger
                                                               PIMCO           &
                                                                Low         Berman        Stagecoach        AIM           Templeton
                                                             Duration      Guardian         S&P 500     Constellation      Foreign
                                                  Cash         Fund         Trust         Stock Fund        Fund            Fund
                                             -----------    ----------    -----------    -----------    -----------    -----------
INVESTMENTS, at fair value:
    Cash and cash equivalents                $     4,470    $     --      $      --      $      --      $      --      $      --
    Collective investment funds                     --            --             --             --             --             --
    Mutual funds                                    --       1,605,283      2,474,151      1,179,719      1,948,452        398,919
    Employer stock fund                             --            --             --             --             --             --
    Participant loans                               --            --             --             --             --             --
                                             -----------    ----------    -----------    -----------    -----------    -----------
          Total investments                        4,470     1,605,283      2,474,151      1,179,719      1,948,452        398,919

CONTRIBUTIONS RECEIVABLE:
    Participant rollovers                           --            --             --            2,213          6,224           --
                                                            ----------    -----------    -----------    -----------    -----------
          Total contributions receivable            --            --             --            2,213          6,224           --
                                                            ----------    -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS       $     4,470    $1,605,283    $ 2,474,151    $ 1,181,932    $ 1,954,676    $   398,919
                                             ===========    ==========    ===========    ===========    ===========    ===========


                                                      Participant Directed
                                               ---------------------------------------------------------------------------
                                                  Newmont
                                                   Gold           U.S.
                                                  Company      Government
                                                  Common         Money           LifePath      LifePath       LifePath
                                                   Stock         Market            2000          2010           2020
                                                   Fund           Fund             Fund          Fund           Fund
                                                -----------    -----------    -----------    -----------    -----------
INVESTMENTS, at fair value:
    Cash and cash equivalents                   $      --      $      --      $      --      $      --      $      --
    Collective investment funds                        --        1,171,435        228,031        691,654        687,842
    Mutual funds                                       --             --             --             --             --
    Employer stock fund                             493,944           --             --             --             --
    Participant loans                                  --             --             --             --             --
                                                -----------    -----------    -----------    -----------    -----------
              Total investments                     493,944      1,171,435        228,031        691,654        687,842

CONTRIBUTIONS RECEIVABLE:
    Participant rollovers                              --           89,927           --            1,211           --
                                                -----------    -----------    -----------    -----------    -----------
              Total contributions receivable           --           89,927           --            1,211           --
                                                -----------    -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS          $   493,944    $ 1,261,362    $   228,031    $   692,865    $   687,842
                                                ===========    ===========    ===========    ===========    ===========


                                                           Participant Directed
                                                -----------------------------------------
                                                 LifePath       LifePath
                                                   2030           2040        Participant
                                                   Fund           Fund           Loans           Total
                                                -----------    -----------    -----------    -----------
INVESTMENTS, at fair value:
    Cash and cash equivalents                   $      --      $      --      $      --      $     4,470
    Collective investment funds                     434,362        338,192           --        3,551,516
    Mutual funds                                       --             --             --        7,606,524
    Employer stock fund                                --             --             --          493,944
    Participant loans                                  --             --          643,221        643,221
                                                -----------    -----------    -----------    -----------
              Total investments                     434,362        338,192        643,221     12,299,675

CONTRIBUTIONS RECEIVABLE:
    Participant rollovers                              --           20,285           --          119,860
                                                -----------    -----------    -----------    -----------
              Total contributions receivable           --           20,285           --          119,860
                                                -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS          $   434,362    $   358,477    $   643,221    $12,419,535
                                                ===========    ===========    ===========    ===========




The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

              NEWMONT GOLD COMPANY HOURLY RETIREMENT SAVINGS PLAN


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,

                              WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1994



                                                                      Fixed
                                 Short-Term         Equity           Income         Participant
                                    Fund             Fund             Fund             Loans           Total
                                 ----------       ----------       ----------       -----------      ----------
INVESTMENT FUNDS,
  at fair value                  $1,233,487       $2,479,138       $3,364,498       $  438,902       $7,516,025

CONTRIBUTIONS
  RECEIVABLE:
    Employer                         13,431           34,665           47,122             --             95,218
    Participants                     26,086           77,960           88,242             --            192,288
                                 ----------       ----------       ----------       ----------       ----------
       Total contributions
         receivable                  39,517          112,625          135,364             --            287,506
                                 ----------       ----------       ----------       ----------       ----------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS              $1,273,004       $2,591,763       $3,499,862       $  438,902       $7,803,531
                                 ==========       ==========       ==========       ==========       ==========


         The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

              NEWMONT GOLD COMPANY HOURLY RETIREMENT SAVINGS PLAN


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                      FOR THE YEAR ENDING DECEMBER 31, 1995


                                                   Non-Participant
                                                      Directed                      Participant Directed
                                                   ---------------  -------------------------------------------------------
                                                                       Short-                      Fixed
                                                                        Term        Equity        Income      Participant
                                                        Cash            Fund         Fund          Fund          Loans
                                                   ---------------  -----------   -----------   -----------   ------------
ADDITIONS TO NET ASSETS:
    Contributions (Note 1)-
       Employee                                      $    --        $   282,027   $   733,593   $   827,405    $      --
       Employer                                           --            136,753       313,317       427,837           --
       Rollovers and repayments, net                      --              5,026        17,674         5,481      (21,189)

    Investment income-
       Interest and dividends                          6,573             57,432        61,949       216,319       54,389
       Net appreciation/(depreciation) in fair
          value of investments                            --                 --       629,823       146,245           --
                                                     -------        -----------   -----------   -----------    ---------
              Total additions                          6,573            481,238     1,756,356     1,623,287       33,200

DEDUCTIONS FROM NET ASSETS:
    Distributions to participants                         --           (116,180)     (208,225)     (249,771)     (31,378)
    Administrative fees and other, net                    --               (684)         (993)         (855)          (1)
                                                     -------        -----------   -----------   -----------    ---------
              Total deductions                            --           (116,864)     (209,218)     (250,626)     (31,379)

INTERFUND TRANSFERS, net                              (2,103)           (86,596)      (33,156)     (123,549)     243,301

ASSET TRANSFER (Note 1)                                   --         (1,550,782)   (4,105,745)   (4,748,974)    (684,024)
                                                     -------        -----------   -----------   -----------    ---------
              Net increase/(decrease)                  4,470         (1,273,004)   (2,591,763)   (3,499,862)    (438,902)

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                                     --          1,273,004     2,591,763     3,499,862      438,902
                                                     -------        -----------   -----------   -----------    ---------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                      $ 4,470        $        --   $        --   $        --    $      --
                                                     =======        ===========   ===========   ===========    =========


                                                                         Participant Directed
                                                     -----------------------------------------------------------
                                                         PIMCO       Neuberger &     Stagecoach        AIM
                                                     Low Duration      Berman         S&P 500      Constellation
                                                         Fund       Guardian Trust   Stock Fund        Fund
                                                     ------------   --------------   -----------   -------------
ADDITIONS TO NET ASSETS:
    Contributions (Note 1)-
       Employee                                      $    19,207     $    96,674     $   67,926     $  113,903
       Employer                                            8,900          40,373         30,871         48,036
       Rollovers and repayments, net                         808           1,576          2,213         12,095

    Investment income-
       Interest and dividends                                 --          35,491          6,864             --
       Net appreciation/(depreciation) in fair
          value of investments                           144,637         (43,021)        (3,505)        11,251
                                                     -----------     -----------     ----------     ----------
              Total additions                            173,552         131,093        104,369        185,285

DEDUCTIONS FROM NET ASSETS:
    Distributions to participants                        (12,211)         (7,971)            --             --
    Administrative fees and other, net                        (3)             (2)            --              1
                                                     -----------     -----------     ----------     ----------
              Total deductions                           (12,214)         (7,973)            --              1

INTERFUND TRANSFERS, net                              (3,305,024)     (1,754,711)     1,077,563      1,769,390

ASSET TRANSFER (Note 1)                                4,748,969       4,105,742             --             --
                                                     -----------     -----------     ----------     ----------
              Net increase/(decrease)                  1,605,283       2,474,151      1,181,932      1,954,676

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                                         --              --             --             --
                                                     -----------     -----------     ----------     ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                      $ 1,605,283     $ 2,474,151     $1,181,932     $1,954,676
                                                     ===========     ===========     ==========     ==========


The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

              NEWMONT GOLD COMPANY HOURLY RETIREMENT SAVINGS PLAN


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                                 Participant Directed
                                                     -----------------------------------------------------------------------------
                                                                   Newmont Gold        U.S.
                                                     Templeton        Company       Government        LifePath       LifePath
                                                      Foreign      Common Stock    Money Market         2000           2010
                                                       Fund            Fund            Fund             Fund           Fund
                                                     --------      ------------    ------------       --------       --------
ADDITIONS TO NET ASSETS:
    Contributions (Note 1)-
       Employee                                      $ 23,080        $ 32,255       $  180,738        $ 13,037       $ 31,806
       Employer                                         9,682          13,999          100,111           5,090         17,054
       Rollovers and repayments, net                       --           1,010           89,927              --          1,211

    Investment income-
       Interest and dividends                              --              --           18,958              --             --
       Net appreciation/(depreciation) in fair
          value of investments                          1,289             497               --           1,001          2,896
                                                     --------        --------       ----------        --------       --------
              Total additions                          34,051          47,761          389,734          19,128         52,967

DEDUCTIONS FROM NET ASSETS:
    Distributions to participants                          --              --             (352)             --             --
    Administrative fees                                    (1)             --              181              --             --
                                                     --------        --------       ----------        --------       --------
              Total deductions                             (1)             --             (171)             --             --

INTERFUND TRANSFERS, net                              364,869         446,183         (678,991)        208,903        639,898

ASSET TRANSFER (Note 1)                                    --              --        1,550,790              --             --
                                                     --------        --------       ----------        --------       --------
              Net increase/(decrease)                 398,919         493,944        1,261,362         228,031        692,865

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                                      --              --               --              --             --
                                                     --------        --------       ----------        --------       --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                      $398,919        $493,944       $1,261,362        $228,031       $692,865
                                                     ========        ========       ==========        ========       ========

                                                                      Participant Directed
                                                     --------------------------------------------------------

                                                      LifePath       LifePath       LifePath
                                                        2020           2030           2040        Participant
                                                        Fund           Fund           Fund           Loans             Total
                                                      --------       --------       --------      -----------      -----------
ADDITIONS TO NET ASSETS:
    Contributions (Note 1)-
       Employee                                       $ 38,075       $ 23,514       $ 22,638       $     --        $ 2,505,878
       Employer                                         17,607         11,605         11,808             --          1,193,043
       Rollovers and repayments, net                    22,756             --         39,023             --            177,611

    Investment income-
       Interest and dividends                               --             --             --         13,939            471,914
       Net appreciation/(depreciation) in fair
          value of investments                           2,741          2,056          1,270             --            897,180
                                                      --------       --------       --------       --------        -----------
              Total additions                           81,179         37,175         74,739         13,939          5,245,626

DEDUCTIONS FROM NET ASSETS:
    Distributions to participants                           --             --             --         (1,177)          (627,265)
    Administrative fees                                     --             --             --             --             (2,357)
                                                      --------       --------       --------       --------        -----------
              Total deductions                              --             --             --         (1,177)          (629,622)

INTERFUND TRANSFERS, net                               606,663        397,187        283,738        (53,565)                --

ASSET TRANSFER (Note 1)                                     --             --             --        684,024                 --
                                                      --------       --------       --------       --------        -----------
              Net increase/(decrease)                  687,842        434,362        358,477        643,221          4,616,004

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                                       --             --             --             --          7,803,531
                                                      --------       --------       --------       --------        -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                       $687,842       $434,362       $358,477       $643,221        $12,419,535
                                                      ========       ========       ========       ========        ===========



The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

              NEWMONT GOLD COMPANY HOURLY RETIREMENT SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994



(1)    DESCRIPTION OF PLAN

Effective October 1, 1995, the Plan name was changed from the Retirement Savings Plan for Hourly-Rated Employees of Newmont Gold Company to the Newmont Gold Company Hourly Retirement Savings Plan (the "Plan").

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       General

The Plan was established on October 1, 1991 by Newmont Gold Company (the "Company"). The Plan is a collectively bargained, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Benefits under the Plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

       Trust

Prior to October 1, 1995, the individual assets of the Plan were held under a trust agreement maintained by Wachovia Bank of North Carolina, N.A.

Effective October 1, 1995, trustee, record keeping, and investment management services were changed from Wachovia Bank of North Carolina, N.A. to the 401(k) MasterWorks Division of Wells Fargo Institutional Trust Company, N.A. and various new investment managers. Plan assets are held under a Trust Agreement (the "Trust") maintained by Wells Fargo Bank, N.A. (the "Trustee").

Barclays Bank PLC and certain of its affiliates acquired substantially all of Wells Fargo Institutional Trust Company, N.A. ("WFITC") as of December 31, 1995. As a result, the name WFITC was changed to BZW Barclays Global Investors, N.A. ("BGI"), effective January 1, 1996. Additionally, as a result of its acquisition of WFITC, BGI acquired the 401(k) MasterWorks Division of Wells Fargo and succeeded the business of the MasterWorks Division, effective January 1, 1996.

An Investment Committee consisting of not less than three nor more than five members is appointed by the Company's Board of Directors. The Investment Committee evaluates the performance of the Trustee, may retain independent advisors and consultants, and selects the investment options offered under the Plan.

       Eligibility and Contributions

Effective October 1, 1995, hourly employees are eligible to participate in the Plan on the first day of the first month following 46 days of work. Prior to that date, hourly employees were eligible to participate in the Plan after twelve months of service. Participants may elect to contribute to the Plan up to 15% of their regular annual compensation, to a maximum of $9,240 on a pre-tax basis for the 1995 and 1994 plan years. Participant's contributions are matched by the Company, not to exceed 4% of their regular compensation. Total annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined as the participant's contributions and Company's matching contributions.

       Vesting

Participants' contributions are fully vested. Participants vest 20% in Company contributions for each year of participation in the Plan to a maximum of 100% after four years of participation. Additionally, participants may become fully vested in the matching Company contributions under certain other circumstances, including Plan termination.

At December 31, 1995, forfeited nonvested accounts totaled $4,470. These accounts will be used to reduce future Company contributions. During 1995, Company contributions were reduced by $22,144 from forfeited nonvested accounts.

The Plan provides that the Trustee may accept from a participant a contribution representing distributions from another plan which meets the requirements of
Section 401(a) of the Internal Revenue Code (the "Code"). Such "rollover contributions" shall be fully vested and shall not be subject to, or affect in any way, the maximum annual contribution limitation.

       Participant Accounts

Prior to October 1, 1995, each participant's account was credited with the participant's contribution, the Company's matching contribution and an allocation of Plan earnings, based on participant account balances, on a monthly basis. Effective October 1, 1995, the allocation of Plan earnings occurs on a daily basis.

Amounts payable to participants who have requested withdrawals from their account balances aggregated $0 and $29,532 at December 31, 1995 and 1994, respectively. Such amounts are included in Net Assets Available for Plan Benefits in the accompanying financial statement at year end. The distributions to participants were made after year end.

       Payment of Benefits

Upon retirement, death, disability, or termination of service, a participant may elect to receive a lump sum distribution equal to his or her vested account balance.

       Investments

Prior to October 1, 1995, participants could elect to invest their contributions and their portion of Company contributions in up to three individual funds. The short-term investment fund consisted of reserve funds held in the Dreyfus Liquid Assets Fund. The equity investment fund consisted of investments in a portfolio of corporate stocks, or securities convertible into stock, managed by American Mutual Fund, Inc. The fixed income investment fund consisted of a portfolio of investments in U.S. Short-Term Government Bonds held in Fidelity Management and Research Company's Short-Intermediate Government Portfolio.

Effective October 1, 1995, existing account balances were transferred to Wells Fargo Bank, N.A. and invested in the following three new funds during the transition period:

       - U.S. Government Money Market Fund - Invests primarily in securities of the U.S. Government or its agencies with maturities of less than one year.

       - PIMCO Low Duration Fund - Holds cash and shares of the PIMCO Low Duration Mutual Fund which invests in a diversified portfolio of fixed-income securities with an average duration between one and three years.

       - Neuberger & Berman Guardian Trust - A growth and income fund which invests in stocks of established high-quality companies considered to be undervalued in comparison to stocks of similar companies.


All contributions made during the conversion period were directed into the U.S. Government Money Market Fund.

Beginning December 26, 1995, participants were offered new investment elections which included the three conversion period funds and the following additional funds:

       - Stagecoach S&P 500 Stock Fund - Invests in the companies included in the Standard & Poor's 500 Index.

       - AIM Constellation Fund - Aggressively seeks capital appreciation by investing principally in common stocks, with emphasis on medium-sized and smaller emerging-growth companies.

       - Templeton Foreign Fund - Seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

       - Newmont Gold Company Common Stock Fund - Invests solely in the common stock of Newmont Gold Company.

       - LifePath Collective Trust (five fund elections) - The LifePath Funds invest in a changing mix of U.S. and international stocks, bonds, and money market securities according to the targeted retirement year of the investor.


The cost basis of the Plan's investments was $12,265,671 and $7,855,804 at December 31, 1995 and 1994, respectively. The fair market value of individual investments that represent 5% or more of the Plan's total investments as of December 31, 1995 and 1994 are as follows:


                                                              1995             1994
                                                           ----------       ----------

         Wells Fargo - LifePath 2010 Fund                  $  691,654       $     --
         Wells Fargo - LifePath 2020 Fund                     687,842             --
         Wells Fargo - U.S. Government
              Money Market Fund                             1,171,435             --
         AIM Constellation Fund                             1,948,452             --
         Neuberger & Berman Guardian Trust                  2,474,151             --
         Wells Fargo - Stagecoach S&P 500 Stock Fund        1,179,719             --
         PIMCO Low Duration Fund                            1,605,283             --
         Participant Loans                                    643,221          438,902
         Dreyfus Liquid Assets Fund                              --          1,233,487
         American Mutual Fund                                    --          2,479,138
         Fidelity U.S. Short Intermediate
             Government Portfolio                                --          3,364,498

At December 31, 1995, the Plan held no derivative instruments directly. However, the Plan held such instruments indirectly through their investments in the collective investment funds and mutual funds, which under their trust agreements, may invest in such instruments. These instruments consist mainly of future contracts and options. Credit risk exists with respect to these instruments. The credit related gains and losses during the year ended December 31, 1995 were immaterial.

       Loans

Beginning January 1, 1994, loans are permitted from individual plan accounts on 50% of the participant's vested balance. The minimum loan amount is $1,000 and the maximum is the lesser of 50% of the vested balance or $50,000. The repayment period may be up to five years, or up to ten years if the loan is for the purchase of a principal residence. The interest rate is determined by the plan administrator based on prime plus 1% and is fixed over the life of the note.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with general accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

       Valuation of Investments

The Plan's investment funds are stated at fair value based on quoted market prices, which was readily determinable at December 31, 1995 and 1994. Cash equivalents and participant loans are stated at cost which approximates fair market value.

       Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

       Payment of Benefits

Benefits are recorded when paid.

       Administrative Fees

The Company pays all administrative expenses of the Plan, except for loan processing fees.

(3)    PLAN TERMINATION

Although it is the expectation of the Company to continue the Plan indefinitely, in the event of termination of the Plan, with respect to a group or class of participants, or partial discontinuance of contributions, the balance credited to the Company's matching contributions accounts of all participants subject to such partial termination or partial discontinuance of contributions, will become fully vested and nonforfeitable.

(4)    TAX STATUS

The Trust established under the Plan is qualified under the Internal Revenue Code as exempt from Federal income taxes and a favorable determination letter has been received from the IRS dated July 14, 1995. The Plan administrator and the Plan's legal counsel believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax exempt as of the financial statement date.

(5)    RELATED PARTY TRANSACTIONS

Certain plan investments are units of collective investment funds managed by WFITC, an affiliate of the Trustee. Also, certain plan investments are shares of Newmont Gold Company, the sponsor of the Plan.

                                                                      SCHEDULE I



               NEWMONT GOLD COMPANY HOURLY RETIREMENT SAVINGS PLAN


            Item 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1995



           Name of Issuer                                                              Market            Cost
         or Party Involved                          Description of Assets               Value            Basis
         -----------------                          ---------------------               -----            -----

Cash                                                Cash and Cash Equivalents
                                                       Fund                          $    4,470       $    4,470
PIMCO Low Duration Fund                             Mutual Fund                       1,605,283        1,553,550
Neuberger & Berman Guardian Trust                   Mutual Fund                       2,474,151        2,511,379
*Wells Fargo - Stagecoach S&P 500
    Stock Fund                                      Mutual Fund                       1,179,719        1,183,227
AIM Constellation Fund                              Mutual Fund                       1,948,452        1,937,193
Templeton Foreign Fund                              Mutual Fund                         398,919          397,631
*Newmont Gold Company Common
    Stock Fund                                      Employer Stock Fund                 493,944          493,448
*Wells Fargo - U.S. Government
    Money Market Fund                               Collective Investment Fund        1,171,435        1,171,435
*Wells Fargo - LifePath 2000 Fund                   Collective Investment Fund          228,031          227,030
*Wells Fargo - LifePath 2010 Fund                   Collective Investment Fund          691,654          688,758
*Wells Fargo - LifePath 2020 Fund                   Collective Investment Fund          687,842          685,101
*Wells Fargo - LifePath 2030 Fund                   Collective Investment Fund          434,362          432,307
*Wells Fargo - LifePath 2040 Fund                   Collective Investment Fund          338,192          336,921

Participant Loans (a)                               (Interest rates ranging
                                                       from 7.0% to 11.0%)              643,221          643,221


* Represents a party-in-interest.

(a) Participant Loans under the Plan bear interest at prime plus one percent.


               The accompanying notes to financial statements are
                       an integral part of this schedule.

                                                                     SCHEDULE II
                                                                     Page 1 of 2

              NEWMONT GOLD COMPANY HOURLY RETIREMENT SAVINGS PLAN


                Item 27d--SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                    JANUARY 1, 1995 THROUGH DECEMBER 31, 1995



(a) Individual or series of transactions which, when aggregated, involve an amount in excess of 5% of plan assets as of the beginning of the plan year. Purchases and sales are made at current value on the date of the transaction.


                                                          Number of
                                                        Transactions
                                                     --------------------     Purchase       Selling       Cost of      Net Gain
Identity of Party Involved/Description               Purchases      Sales       Price         Price         Asset       or (Loss)
- ---------------------------------------------        ---------      -----     --------       -------       -------      ---------

American Mutual Fund, Inc. - Equity Fund                20            --     $1,298,918    $     --      $1,298,918    $     --
American Mutual Fund, Inc. - Equity Fund                --            26           --       4,407,876     3,930,237       477,639

*Wachovia Bank Short-Term Investment Fund               95            --      2,653,602          --       2,653,602          --
*Wachovia Bank Short-Term Investment Fund               --            80           --       2,354,284     2,354,284          --

Dreyfus Liquid Assets, Inc. - Cash Equivalent           66            --        795,517          --         795,517          --
Dreyfus Liquid Assets, Inc. - Cash Equivalent           --            31           --       2,022,616     2,022,616          --

Fidelity Management and Research Company -
   Government Bond Portfolio                            22            --      1,589,657          --       1,589,657          --
Fidelity Management and Research Company -
   Government Bond Portfolio                            --            30           --       5,100,354     5,141,703       (41,349)

AIM Constellation - Mutual Fund                          3            --      1,938,546          --       1,938,546          --
AIM Constellation - Mutual Fund                         --             1           --           1,346         1,353            (7)

*Represents a party-in-interest.

               The accompanying notes to financial statements are
                       an integral part of this schedule.

                                                                     SCHEDULE II
                                                                     Page 2 of 2

               NEWMONT GOLD COMPANY HOURLY RETIREMENT SAVINGS PLAN


                Item 27d--SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                    JANUARY 1, 1995 THROUGH DECEMBER 31, 1995


(a) Individual or series of transactions which, when aggregated, involve an amount in excess of 5% of plan assets as of the beginning of the plan year. Purchases and sales are made at current value on the date of the transaction.

                                                                 Number of
                                                               Transactions
                                                            -----------------    Purchase      Selling       Cost of      Net Gain
Identity of Party Involved/Description                      Purchases   Sales      Price        Price         Asset       or (Loss)
- ---------------------------------------------------------   ---------   -----    --------      -------       -------      ---------

*Wells Fargo - LifePath 2010 - Collective Investment Fund       1        --     $  688,758    $     --      $  688,758    $   --

*Wells Fargo - LifePath 2020 - Collective Investment Fund       3        --        685,101          --         685,101        --

*Wells Fargo - LifePath 2030 - Collective Investment Fund       2        --        432,307          --         432,307        --

Neuberger & Berman Guardian Trust - Mutual Fund                 3        --      4,129,518          --       4,129,518        --
Neuberger & Berman Guardian Trust - Mutual Fund                --         3           --       1,612,346     1,618,139      (5,793)

Templeton Foreign - Mutual Fund                                 4        --        397,630          --         397,630        --

*Wells Fargo - U.S. Government Money Market -
     Collective Investment Fund                                 3        --      1,567,397          --       1,567,397        --
*Wells Fargo - U.S. Government Money Market -
     Collective Investment Fund                                --         4           --         395,962       395,962        --

*Wells Fargo - Stagecoach-S&P 500 Stock - Mutual Fund           2        --      1,188,390          --       1,188,390        --
*Wells Fargo - Stagecoach-S&P 500 Stock - Mutual Fund          --         2           --           5,165         5,162           3

PIMCO Low Duration - Mutual Fund                                2        --      4,749,499          --       4,749,499        --
PIMCO Low Duration - Mutual Fund                               --         3           --       3,288,853     3,195,949      92,904

*Newmont Gold Company - Common Stock Fund                       4        --        493,448          --         493,448        --

- ---------------
* Represents a party-in-interest.

               The accompanying notes to financial statements are
                       an integral part of this schedule.

                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                           NEWMONT GOLD COMPANY HOURLY RETIREMENT SAVINGS PLAN


                                       By: /s/ Dawn M. Putaturo
                                           -------------------------------------
                                           Administration Committee Member


Dated:  August 26, 1996                By: /s/ Timothy J. Schmitt
                                           -------------------------------------
                                           Vice President, Secretary and
                                             Assistant General Counsel

                                  EXHIBIT INDEX



    Exhibit No.                            Exhibit

         23                                Consent of Arthur Andersen LLP